[Letterhead of Eversheds Sutherland (US) LLP]

June 19, 2017

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.
Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File Nos. 333-205405 and 811-22432) filed June 19, 2017

Dear Mr. O’Connor:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 9 to the Company’s registration statement on Form N-2 (File Nos. 333-205405 and 811-22432), filed with the Commission on June 19, 2017 (“Amendment No. 9”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 9 contains no material changes from the disclosure included in Post-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s registration statement on Form N-2 (File Nos. 333-205405 and 811-22432) filed with the Commission on August 22, 2016 and declared effective on August 23, 2016, except for (i) revisions reflecting material developments relating to the Company since the effective date of Amendment No. 4, and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended March 31, 2017, together with disclosure relating thereto.

James E. O’Connor, Esq.

June 19, 2017

* * *

If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805, Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Harry S. Pangas
Vlad M. Bulkin